Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Neil E. Grayson
104 South Main Street / Ninth Floor / Greenville, South Carolina 29601	(Admitted in GA, SC & NY)
Tel: 864.250.2300 Fax: 864.232.2925	864.250.2235
www.nelsonmullins.com	Fax: 864.250.2359
neil.grayson@nelsonmullins.com

May 3, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628Attention:
Mara L. Ranson

        Re:     Palmetto Real Estate Trust
                   Schedule 14D-9
                   Filed April 20, 2006
                   SEC File No. 5-81717

Dear Ms. Ranson:

        On behalf of our client Palmetto Real Estate Trust (“Palmetto” or the “Company”), we are providing this response to the letter (the “Comment Letter”) dated April 21, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Ted LeCroy of Palmetto, regarding Palmetto’s Schedule 14D-9 filed April 20, 2006. The Company is contemporaneously filing an amended Schedule 14D-9, which reflects changes made in response to the Comment Letter.

        The numbered paragraphs below set forth the Staff’s comments together with Palmetto’s responses and correspond to the numbered paragraphs in the Comment Letter. Page references in Palmetto’s responses are references to the page numbers in the amended Schedule 14D-9.

Schedule 14D-9

Item 4.   The Solicitation or Recommendation

Securities and Exchange Commission
Division of Corporation Finance
May 3, 2006

1.     What consideration has been given to describing the analyses and conclusions of the Watermark Advisors LLC report in more detail, particularly in light of recent case law? We note that the report is a material factor considered by the board of trustees in its recommendation and it may be helpful for shareholders to consider the analysis in more detail.

        Response: In the Company’s view, based on the factors set forth in its 14D-9, the MacKenzie tender offer for $3.41 per share (after giving effect to the reduction based on the dividend to be paid to holders of record as of April 28, 2006) is inadequate. In its disclosure, the Company sought to provide the material reasons for its recommendation to reject the MacKenzie offer in a clear and concise manner. The Company believes that it provided its shareholders with the material facts pertinent to their respective decisions to respond to the tender offer, and believes that disclosure of more detail with respect the Report would not have materially altered the total mix of information provided to shareholders.

        In providing its disclosure, the Company set forth the actual valuation range conclusion of the Watermark Advisors’ report (the “Report”), as opposed to, for example, simply providing an unquantified opinion of a financial advisor that the McKenzie offer was “inadequate.” The Company provided Watermark Advisors’ conclusion that the range of the fair market value as of December 31, 2005, if all of the shares had been sold, was between $5.26 and $6.39, together with cautionary language tailored to the facts that advised shareholders that they may not be able to sell their shares within this range of values. By providing this information, along with the other information provided by the Company, the Company believes that it provided shareholders with the material information in a manner that its shareholders would find to be understandable and most useful.

        The Company strove to provide disclosure that was succinct and to the point. The Company described the rationale for its recommendation, including MacKenzie’s own liquidation value analysis and other factors. The Company sought to avoid an excessively lengthy discussion of the Report out of concern that: (i) it might imply that the Company gave the Report undue weight or should be given undue weight by shareholders (bearing in mind, among other things, that the Company engaged Watermark Advisors prior to and not in response to the MacKenzie offer, that the Report did not expressly address the MacKenzie offer and that the Report was only one of many material factors the Company considered), and (ii) extensive disclosure of immaterial details with respect to the Report might make the Company’s disclosure appear to be impenetrable to certain of the Company’s shareholders, whom the Company believes are largely individuals (as opposed to institutional or professional investors), and so might cause certain shareholders to discard the Company’s disclosure, and the material information that it contained, in toto. While seeking to be concise, the Company

Securities and Exchange Commission
Division of Corporation Finance
May 3, 2006

was mindful of the need to provide, and believes that it did provide, the material facts available to it to its shareholders.

        We are not aware of South Carolina case law that addresses this particular disclosure matter. We are aware of decisions under Delaware law that address fiduciary duties with respect to disclosure of analysis underlying fairness opinions, and believe that the Company’s disclosure is consistent with the disclosure requirements that would be applicable to a Delaware corporation in the Company’s circumstances.

        Delaware courts have stated that the exercise of fiduciary responsibility is context specific. In the context of a squeeze-out merger where the minority shareholders were faced with a decision of whether to accept the merger consideration or seek appraisal, the Delaware Supreme court held in Skeen v. Jo-Ann Stores, 765 A.2d 910 (Del. 2000) (“Skeen”) that an investment bankers’ analysis underlying its fairness opinion was not material as a matter of law.

        In the context of a proposed complete sale of a target corporation through a tender offer followed by a cash-out merger, which had been negotiated and agreed to by the target’s 80% stockholder, the Delaware Supreme Court held that alleged failure to disclose the following information was sufficient to survive a motion to dismiss: “indications of interest from other potential acquirers; the handling of these potential offers; the restrictions and constraints imposed by ARCO on the potential sale of Chemical; the information provided to Merrill Lynch and the valuation methodologies used by Merrill Lynch.” McMullin v. Beran, 765 A.2d 910 (Del. 2000) (“Beran”). The court in Beran specifically stated that it adhered to the holding in Skeen, which suggests that the non-disclosed items collectively, as opposed to the mere omission of information with respect to the Merrill Lynch opinion alone, gave rise to the survival of the motion to dismiss. Also, we note that in Beran the plaintiffs asserted that the target failed to disclose any qualitative or quantitative information about the value of the company and merely furnished minority shareholders with the conclusory opinion of an investment banker that the transaction was “fair” from a financial point of view. In contrast, the Company’s 14D-9 provides the quantified value range conclusion set forth in the Report, as well as MacKenzie’s own liquidation value estimate.

        In the context of a proposed tender offer by the 65% shareholder of the target (to be followed by a short-form merger), where the 65% shareholder had significantly limited the ability of the target board’s special committee to take action in response to the tender offer, the plaintiffs argued that the target’s disclosure did not provide any substantive portions of the work by the target’s financial advisors, and the chancery court held that a substantial amount of information regarding the bankers’ analysis should have been disclosed. In re: Pure Resources, Inc. Shareholders Litigation, C.A. No. 19876 (Del. Ch. October 1, 2002) (“Pure”). In so ruling, the court said that one reason for its finding such information to be

Securities and Exchange Commission
Division of Corporation Finance
May 3, 2006
4 of 7

material was that a controlling shareholder with large informational advantages was making the tender offer and that detailed disclosure would help to offset to some degree the informational asymmetry. In contrast to the facts in Pure, the MacKenzie offer does not involve a tender offer by a controlling shareholder, and the Company’s disclosure provides the quantified value range conclusion of the Report.

        We are aware of recent Delaware decisions that discuss relative fairness issues in transactions involving dual classes of stock, but to our knowledge the cases cited above are the most relevant Delaware precedent with respect to the facts of the Mackenzie tender offer.

        In summary, based on the facts and circumstances related to the MacKenzie offer and analysis of the above cited Delaware cases, the Company does not believe that, having provided the value range conclusion of the Report as well as the other information set forth in its 14D-9, disclosure with respect the valuation methodologies used in the Report (which were common methodologies: public trading analysis, transaction analysis and discounted cash flow analysis) would be material to its shareholders as they decide whether to accept McKenzie’s offer of $3.41 per share.

        Notwithstanding the above analysis, the Company has described the analyses and conclusions of the Watermark Advisors Report in more detail in the amended 14D-9. See pages 2-6.

        The Company is aware that in connection that with any going private transaction it must provide, among other things, the disclosure required by Item 1015 of Regulation M-A. If the Company goes forward with a going private transaction as anticipated, the Company will provide this disclosure, which will include a detailed description of the Report and any fairness opinion that the Company might receive.

2.     You mention that it is possible that, “if MacKenzie successfully acquires all or a significant portion of the Shares it seeks in the MacKenzie offer, it could cause fifty percent of Palmetto’s outstanding shares to be deemed under the regulations to be owned, directly or indirectly, by or for five or fewer individuals.” Considering your annual report on Form 10-KSB discloses that you have 1,030 holders of your common stock, advise us as to how it is possible that the offer being made by MacKenzie Patterson, et al. could have the effect you describe. In doing so, tell us what, if any, restrictions upon transfer you have in place that might limit the ability of MacKenzie to purchase enough shares so as to trigger the loss of Palmetto’s federal income tax status as a REIT.

Securities and Exchange Commission
Division of Corporation Finance
May 3, 2006
5 of 7

        Response: Determining stock ownership for purposes of the five or fewer rule requires application of intricate ownership attribution rules under the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (collectively, the “Code”), and knowledge of each shareholder’s holdings, familial relationships with any other shareholders and ownership interest in entities that hold Palmetto shares. Stock ownership for purposes of the Code cannot be determined with absolute certainty due to inherent factual uncertainty regarding various persons’ holdings and relationships and the application of complex ownership attribution rules. The Company cannot guarantee that its calculations are accurate; however, after a significant amount of inquiry and analysis, the Company believes that its five largest shareholders are deemed under the Code’s applicable ownership attribution rules to own approximately 47.1% of Palmetto’s outstanding shares. The Company believes that its fifth largest shareholder is deemed to own approximately 65,229 shares, or approximately 3.7% of the outstanding shares. Accordingly, if MacKenzie were successful in its bid to acquire all 172,961 shares of beneficial interest, or approximately 9.8% of the outstanding shares, the Company believes that it could lose its tax status as a REIT. Based on the above figures, the Company believes that if MacKenzie acquires approximately 6.6% of the Company’s shares that the Company could loose its REIT status. However, as noted above, there is inherent uncertainty as to the exact deemed ownership levels of various holders under the Code. Additionally, all of the above figures are subject to change based on potential purchases, sales, inheritances or other transfers at any time by any of the current five largest holders, parties whose ownership is attributed to them, or other parties that may acquire a significant ownership position in the Company’s shares.

        Upon further review of various documents, Palmetto notes that Section 6.17 of the Company’s Declaration of Trust provides as follows:

If the Trustees shall, at any time and in good faith, be of the opinion that direct or indirect ownership of Shares of the Trust has or may become concentrated in any individual or individuals to an extent which would disqualify the Trust as a Real Estate Investment Trust then the Trustees shall have the power by lot or other means deemed equitable to them (i) to call for redemption a number of concentrated Shares sufficient, in the opinion of the Trustees, to maintain or bring the direct or indirect ownership of Shares of the Trust into conformity with the requirements for such qualifications and (ii) to refuse to transfer Shares to any person whose acquisition of the Shares in question would be in the opinion of the Trustees result in such disqualification. The redemption price shall be equal to the fair market value of the Shares as reflected in the latest bid quotation for the Shares (if then traded over-the-counter) or the closing sale price (if then listed on a national securities exchange) as of the business day preceding the day on which notice of redemption is sent, or, if no quotations or

Securities and Exchange Commission
Division of Corporation Finance
May 3, 2006
6 of 7

closing sale price for the Shares are available, as determined in good faith by the Trustees. From and after the date fixed for redemption by the Trustees, the holder of any Shares so called for redemption shall cease to be entitled to dividends, voting rights and other benefits with respect to such Shares excepting only the right to payment of the redemption price fixed as aforesaid. For the purpose of this Section 6.17, the terms “individual” and “ownership” of Shares shall be defined in accordance with or by reference to the qualification requirements of the REIT Provisions of the Internal Revenue Code.

        Accordingly, Palmetto has the right to take steps necessary to protect Palmetto’s qualification with the requirements of the REIT provisions of the Internal Revenue Code. However, there can be no assurance that consummation of the McKenzie Offer will not result in a loss of REIT status due to, among other things, the inherent uncertainty as to the exact deemed ownership levels of various holders under the Code, the potential for additional changes in ownership levels, potential difficulties in identifying Shares that may be transferred indirectly to Mackenzie or to current or other potential future holders of concentrated Shares, and potential limitations on financing for any redemption that Palmetto may seek to effectuate with respect to concentrated Shares.

        The Schedule 14D-9 has been amended to include a discussion of the above provision of the Declaration of Trust. See pages 6-8.

Closing Comments

      Palmetto acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Palmetto may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
May 3, 2006
7 of 7

        We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Neil E. Grayson, of Nelson Mullins Riley & Scarborough, LLP at (864) 250-2235.

Very truly yours,

    /s/ Neil E. Grayson

Neil E. Grayson

NEG:db

cc: Ted LeCroy